SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]   Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004.

OR

[ ]   Transition Report pursuant to Section 15(d) of the Securities Exchange Act of
1934

For the transition period from _____ to _____

Commission File Number 0-16163

A.   Full title of the plan and the address of the plan, if different from that of the issuer named
below:

Acxiom Corporation
Retirement Savings Plan

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal
executive office:

Acxiom Corporation
1 Information Way
Little Rock, AR 72202

ACXIOM CORPORATION
RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2004 and 2003

(With Report of Independent Registered Public Accounting Firm Thereon)

ACXIOM CORPORATION
RETIREMENT SAVINGS PLAN

Table of Contents

All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted as they are inapplicable or not required.

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Acxiom Corporation Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Acxiom Corporation Retirement Savings Plan (the Plan) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Acxiom Corporation Retirement Savings Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Dallas, Texas
April 29, 2005

ACXIOM CORPORATION
RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

		2004	2003
Assets:			
Investments, at fair value (note 3):			
Acxiom Corporation common stock	$	85,390,879	67,060,591
Other common stock		866,875	191,080
Mutual funds		137,945,888	115,638,864
Common collective trust fund		20,960,329	15,186,509
Participant notes receivable		4,689,578	4,134,215
Total investments		249,853,549	202,211,259
Cash		—	84,208
Net assets available for benefits (note 8)	$	249,853,549	202,295,467

See accompanying notes to financial statements.

ACXIOM CORPORATION
RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2004

Additions to net assets attributed to:		
Investment income:		
Dividends	$	4,322,860
Interest		304,435
Net assets transferred from other plans (note 1)		1,434,553
Net appreciation in fair value of investments (note 3)		41,025,259
		47,087,107
Contributions:		
Participants		15,924,094
Employer, net of $1,350,096 of forfeitures		3,887,431
		19,811,525
Total additions		66,898,632
Deductions from net assets attributed to:		
Plan expenses		19,571
Distribution of benefits		19,320,979
Total deductions		19,340,550
Net increase in net assets available for benefits		47,558,082
Net assets available for benefits, beginning of year		202,295,467
Net assets available for benefits, end of year	$	249,853,549

See accompanying notes to financial statements.

ACXIOM CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(1) Plan Description

The following description of the Acxiom Corporation Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement (the Agreement) for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution Plan covering substantially all employees of Acxiom Corporation and its domestic subsidiaries (Acxiom, the Company or the Employer). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

(b) Contributions

The Plan includes a 401(k) provision whereby each non-highly compensated participant may defer up to 30% of annual compensation not to exceed limits determined under Section 415(c) of the Internal Revenue Code (IRC). Deferrals for highly compensated participants are limited to meet nondiscrimination requirements of the IRC and are currently limited to 6% of annual compensation.

The Plan has historically provided a matching contribution of 50% of deferrals for deferrals up to 6% (maximum matching contribution of 3%). During 2003 the Plan was amended to allow the Company to provide discretionary instead of mandatory matching contributions. From August 1, 2003 until October 31, 2003, the discretionary matching contribution was suspended. On November 1, 2003, the discretionary matching contribution was reinstated at the level of 25% for deferrals up to 6% (maximum matching contribution of 1.5%). During the 2004 plan year, March 1, 2004, the discretionary match was increased back to its prior level of 50% of 6%, for a maximum 3.0%.

Participant contributions to the Plan are invested as directed by participants into various investment options. The Company's matching contributions are made with Acxiom common stock and are recorded based on the fair value of the common stock at the date contributed. During the years ended December 31, 2004 and 2003 the Company contributed 228,488 and 142,481 shares, respectively, of Acxiom common stock. Immediately upon deposit into the Plan, the match shares are 100% diversifiable, at the election of the Participant, among the other investment options with the Plan.

Certain fees for attorneys, accountants, and Plan administration have been paid by the Company during the year ended December 31, 2004. The Company may continue to pay these fees in the future, if it so chooses; otherwise, fees will be paid out of the trust of the Plan.

(c) Participant Accounts

Each participant's account is credited with the participant's contribution, the Company's matching contribution, and discretionary contributions, if any, and is adjusted for investment income/losses. Allocations of income/losses are made according to formulas specified in the Agreement based on participant compensation or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(d) *Participant Notes Receivable*

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loans are repayable through payroll deductions ranging up to five years unless the loan is for the purchase of a primary residence, in which case the loan can be repaid over ten years. The loans are secured by the balance in the participant's account and bear interest at the prime rate in effect at the date of the loan plus 2%. The interest rates on outstanding participant loans at December 31, 2004 and 2003 range from 6.0% to 11.5%.

(e) *Vesting*

Participants are immediately vested in their voluntary contributions and the earnings thereon. Participants are vested in the remainder of their accounts based on years of service, whereby partial vesting occurs in 20% increments beginning after two years of service until participants become fully vested after six years of service. If applicable, nonvested portions of Company contributions are forfeited as of an employee's termination date and are used to reduce future Company matching contributions or to pay Plan expenses.

At December 31, 2004 and 2003, forfeited nonvested accounts totaled $854,378 and $431,925, respectively. These accounts will be used to reduce future Employer contributions. During 2004 $1,552,062 of participants' accounts were forfeited and Employer contributions were reduced by $1,350,096 from forfeited nonvested accounts. During 2004 the forfeiture account balance was also increased by $220,487 on the fair market value of the investments held in the account.

(f) *Investment Options*

Upon enrollment in the Plan, a participant may direct employee contributions in any of 18 mutual funds and one common collective trust fund currently offered by T. Rowe Price Investment Services, Inc. (T. Rowe Price) (see note 4). In addition, participants have the option to open a self-directed brokerage account with T. Rowe Price in order to invest in numerous other stocks, bonds, and mutual funds. Acxiom common stock is also an investment option for employee contributions. For the years ended December 31, 2004 and 2003, employee contributions to the Acxiom common stock fund were $216,858 and $158,601, respectively.

The Plan's investment in the T. Rowe Price Stable Value Fund (the Fund), a common trust fund, holds substantial investments in guaranteed investment contracts, bank investment contracts, and synthetic investment contracts. The value of the Fund reflects the value of the underlying contracts, which consist of changes in principal value, reinvested dividends and capital gains distributions, and approximate fair market value. The stated interest rates of the contracts vary and the average yield for the year ended December 31, 2004 was 4.40% after expenses.

The Plan's investment in the T. Rowe Price Equity Index Trust (the Trust), a common trust fund, holds substantial investments in common stocks of companies that comprise the S&P Index. The returns from the investments vary and the average yield for the year ended December 31, 2004 was 10.94% after expenses.

(g) Withdrawals and Payment of Benefits

Benefits paid upon retirement, death, or disability are made in the form of a lump-sum payment of cash or common stock of the Company. If a participant receives benefits prior to retirement, death, or disability, the benefits paid from the participant's Employer contribution account shall not exceed the participant's vested balance therein.

(h) Net Assets Transferred from Other Plans

On March 31, 2004, the account balances of all current participants in the Computer Graphics of Arizona Retirement Plan and Trust (CG 401(k) Plan) were transferred to the Plan. The sum of the participant account balances in each Plan equaled the fair market value of the Plan (determined as of the date of the merger). Immediately after the merger, each participant in the merged Plan had an account balance equal to the sum of the account balances he or she had in the Plans immediately prior to the merger. Separate accounts for the affected participants shall be established under the Plan to receive and account for the merged CG 401(k) account. There were no reductions of accrued benefits to participants as a result of the merger.

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

(c) Investment Valuation and Income Recognition

The Plan's investments are stated at fair value, based upon quoted market prices, except for participant notes receivable, which are stated at unpaid principal balance, which approximates fair value. Purchases and sales of securities and related income are recorded on a trade date basis.

The Plan provides for investment in investment securities that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, changes can materially affect the amounts reported in the statements of net assets available for benefits.

(d) Payment of Benefits

Benefits are recorded when paid.

(Continued)

(3) Investments

The fair value of the individual investments held by the Plan is as follows:

	2004			2003		
	Number of shares or units	Fair value		Number of shares or units	Fair value	
Acxiom common stock	3,246,801	$ 85,390,879	*	3,599,602	$ 67,060,591	*
Other common stock		866,875			191,080	
Mutual funds:						
** T. Rowe Price Equity Income Fund	884,421	23,516,751	*	803,035	19,401,323	*
** T. Rowe Price Balanced Fund	969,011	19,089,526	*	932,819	17,173,203	*
** T. Rowe Price Growth Stock Fund	777,127	20,725,990	*	773,103	18,809,597	*
** T. Rowe Price Small-Cap Value Fund	453,771	16,190,559	*	388,226	11,409,965	*
** T. Rowe Price Mid-Cap Growth Fund	391,127	19,509,410	*	359,851	15,437,602	*
** Other funds		38,913,652			33,407,174	
Total mutual funds		137,945,888			115,638,864	
Common collective trust funds:						
** T. Rowe Price Stable Value Fund	16,274,040	16,274,040	*	15,186,509	15,186,509	*
** T. Rowe Price Equity Index Trust	137,146	4,686,289		—	—	
Participant notes receivable (6.0% – 11.5%)		4,689,578			4,134,215	
Total investments		$ 249,853,549			$ 202,211,259	

* Represents 5% or more of total assets available for benefits.
** All T. Rowe Price Funds are a party in interest. Other Funds consist of various investments including T. Rowe Price Funds in the amount of $27,400,367 for 2004 and $32,962,682 for 2003.

During 2004, the Plan's investments (including investments bought, sold, and held during the year) appreciated in value as follows:

Acxiom common stock	$	23,286,298
Other common stock		70,151
Mutual funds		17,668,810
	$	41,025,259

(Continued)

(4)   Plan Administration

The Plan is administered by the Company. During 2004 and 2003 participant records and assets have been maintained by T. Rowe Price Trust Company as recordkeeper and trustee (see note 6).

(5)   Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated July 21, 2003 that the Plan is designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. The Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

(6)   Parties in Interest

All investment transactions were executed with T. Rowe Price Trust Company, the Plan's trustee and recordkeeper, which is a party in interest. During 2004 and 2003, total fees paid to T. Rowe Price were $19,569 and $19,519, respectively.

(7)   Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon complete discontinuance of contributions, termination, or partial termination of the Plan, participants will become 100% vested in their accounts, in which event the value of such accounts shall be distributed as provided in the Plan.

(8)   Reconciliation to Form 5500

Participant directed brokerage accounts are reported in the aggregate on Form 5500 but are classified according to investment type in the statements of net assets available for benefits. As of December 31, 2004 and 2003, participant-directed brokerage accounts included $0 and $444,492 of mutual fund investments and $0 and $191,080 of common stock investments, respectively.

ACXIOM CORPORATION
RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of issuer, borrower, lessor, or similar party	Description	Shares	Cost	Current value
* Acxiom Corporation	Common stock	3,246,801	$ 32,531,030	85,390,879
Participant Directed Investments	Tradelink Investments	866,875	866,875	866,875
* T. Rowe Price	Mutual funds:			
	PIMCO Total Return Admin.	58,299	635,001	622,050
	American Growth Fund of America	105,486	2,474,702	2,888,195
	Retirement Income Fund	447	5,415	5,483
	Retirement 2005 Fund	10,030	100,636	106,020
	Retirement 2010 Fund	7,091	94,263	99,562
	Retirement 2015 Fund	52,516	541,447	564,019
	Retirement 2020 Fund	32,879	456,121	489,570
	Retirement 2025 Fund	40,279	404,044	438,634
	Retirement 2030 Fund	49,601	713,416	768,823
	Retirement 2035 Fund	33,521	331,537	366,053
	Retirement 2040 Fund	34,884	499,600	543,145
	American Funds Europacific Growth	178,395	5,548,532	6,356,225
	J P Morgan Mid-Cap Value, A	74,686	1,543,242	1,646,815
	Growth Stock Fund	777,127	20,513,119	20,725,990
	New Horizons Fund	331,688	7,887,425	9,698,552
	Small-Cap Value Fund	453,771	11,103,378	16,190,559
	Mid-Cap Growth Fund	391,127	15,303,834	19,509,410
	Balanced Fund	969,011	16,837,578	19,089,526
	Equity Income Fund	884,421	20,862,177	23,516,751
	Spectrum Income Fund	624,536	6,999,373	7,550,636
	Spectrum Growth Fund	401,296	5,988,360	6,769,870
	Total mutual funds			137,945,888
* T. Rowe Price	Common collective trust fund	16,411,186	20,537,176	20,960,329
* Participant notes receivable, loans to participants, interest rates range from 6.0% – 11.5%				4,689,578
	Total investments			$ 249,853,549

* Indicates a party in interest.

See accompanying report of independent registered public accounting firm.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, Acxiom Corporation has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Acxiom Corporation
As Sponsor and Administrator of the
Acxiom Corporation Retirement Savings Plan

Date: June 29, 2005

By: /s/ Rodger S. Kline
Rodger S. Kline
Chief Finance and Administration Leader

Exhibit Index

Exhibit 23.1   Consent of KPMG LLP

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Plan Administrator
Acxiom Corporation Retirement Savings Plan:

We consent to incorporation by reference in registration statements previously filed on Form S-3 and Form S-8 (Nos. 333-72009, 333-81211, 333-49740, 333-55814, 33-17115, 33-37610, 33-42351, 333-72310, 33-72312, 33-63423, 333-03391, 333-40114, 333-57470, 333-68620, 33-37609, 333-108900, and 333-124901) of Acxiom Corporation of our report dated April 29, 2005, with respect to the statements of net assets available for benefits of Acxiom Corporation Retirement Savings Plan as of December 31, 2004 and 2003, the related statement of changes in net assets available for benefits for the year ended December 31, 2004, and the related supplemental schedule, which report appears in the December 31, 2004 annual report on Form 11-K of Acxiom Corporation Retirement Savings Plan.

/s/ KPMG LLP

Dallas, Texas
June 28, 2005